File Number: 59874-0012-Letters

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 4, 2010

Via EDGAR correspondence and delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:        Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs/Mesdames:

Mainland Resources, Inc.
Form 10-K/A for the Fiscal Year Ended February 28, 2009
Filed March 16, 2010

Form 10-Q for the Fiscal Quarters Ended May 31, 2009, August 31, 2009 and
November 30, 2009,
Filed July 9, 2009, October 13, 2009 and January 19, 2010

Response Letter dated March 16, 2010
File No. 000-52782

            We are counsel for and write on behalf of Mainland Resources, Inc. (the "Company") in response to the Staff's most recent letter of April 15, 2010 (the "Comment Letter") signed by Ms. Anne Nguyen Parker, Branch Chief, of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 2 to the Company's Form 10-K/A for the fiscal year ended February 28, 2009 (the "Form 10-K/A2"). We confirm that this draft has been redlined to show all changes from the Company's previously filed Form 10-K/A. We also confirm that the redlined copy, as well as a clean copy, of the Form 10-K/A2 will be enclosed with the couriered copy of this letter.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft Form 10-K/A2. We conform that the disclosure changes described below have been made in the draft Form 10-K/A2 transmitted herewith, and that the same will be made in the actual Form 10-K/A2 when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-K/A for the Fiscal Year Ended February 28, 2009

General

1.        We note that in response to prior comment 1, you have checked the box "yes" indicating that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Act. We further note that you had a registration statement on Form SB-2 declared effective August 24, 2007. While you report that you have less than 300 holders of record, we did not see a Form 15 filed. Please advise.

Company Response:

            We confirm, on behalf of the Company, that the Company has now revised its proposed Form 10-K/A2 to check the box "no" to indicate that the Company is required to file reports pursuant to Section 13 or Section 15(d) of the Act, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

2.         We note your response to prior comment 1 from our letter dated January 29, 2010. You state that the stock splits were effectuated by the written consents of the Board of Directors and without the consent of stockholders pursuant to Section 78.207 of the Nevada Revised Statutes. It does not appear that you have made all the stock splits by "increasing or decreasing the number of authorized shares of the class and correspondingly increasing or decreasing the total number of issued and outstanding shares of the same class". After both the February 2008 Forward Stock Split and the May 2008 Forward Stock Split, you state that "authorized share capital continued to be 200,000,000 shares".  Please advise.

Company Response:

            We confirm, on behalf of the Company, that the Company's 20:1 forward stock split effective March 11, 2008 (the "March 2008 Forward Split"), the Company's 1.5:1 forward stock split effective May 29, 2008 (the "May 2008 Forward Split") and the Company's 2:1 forward stock split effective July 7, 2009 (the "July 2009 Forward Split") were effectuated by the written consents of the Board of Directors and without the consent of stockholders pursuant to Section 78.207 of the Nevada Revised Statutes. In connection with the March 2008 Forward Split, we confirm that the Company's authorized share capital increased from 10,000,000 shares of common stock to 200,000,000 shares of common stock. In connection with the July 2009 Forward Split, we confirm that the Company's authorized share capital increased from 200,000,000 shares of common stock to 400,000,000 shares of common stock. At the time the Company effected the May 2008 Forward Split, due to an administrative oversight, we confirm that a Certificate of Change to effect a simultaneous 1.5:1 increase of the Company's authorized common stock was not filed with the Nevada Secretary of State. We confirm that the Company has now rectified this administrative oversight by filing a Certificate of Change with the Nevada Secretary of State to effect, as of May 26, 2010, the 1.5:1 increase of the Company's authorized common stock. As a result, the Company's authorized capital has been increased from 400,000,000 shares of common stock to 600,000,000 shares of common stock. We confirm that the Company has now revised its disclosure in the proposed Form 10-K/A2 accordingly, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

3.         Please advise us how you met your reporting obligations on the two occasions when you increased your authorized share capital since incorporation, particularly in regards to Item 5.03 of Form 8-K.

Company Response:

            We confirm, on behalf of the Company, that the Company filed a Current Report on Form 8-K on March 11, 2008 to disclose, under Item 7.01, that the Company effected a 20:1 forward stock split effective as of March 11, 2008. Please advise if the Commission would recommend that the Company amend such Form 8-K to provide disclosure under Item 5.03 as well.

            We confirm, on behalf of the Company, that the Company filed a Current Report on Form 8-K on June 2, 2008 to disclose, under Item 7.01, that the Company effected a 1.5:1 forward stock split effective May 29, 2008. As indicated in response to Commission Comment number 2. above, at the time the Company effected the May 2008 Forward Split, due to an administrative oversight, a Certificate of Change to effect a simultaneous 1.5:1 increase of the Company's authorized common stock was not filed with the Nevada Secretary of State. We confirm that the Company has rectified this administrative oversight by filing a Certificate of Change with the Nevada Secretary of State to effect, as of May 26, 2010, the 1.5:1 increase of the Company's authorized common stock. As a result, the Company's authorized capital has been increased from 400,000,000 shares of common stock to 600,000,000 shares of common stock. We reaffirm that the Company filed a Current Report on Form 8-K on May 27, 2010 to disclose the filing of the Certificate of Change under Item 5.03 thereof.

            We confirm, on behalf of the Company, that the Company filed a Current Report on Form 8-K on July 15, 2009 to disclose, under Item 3.02, that the Company effected a 2:1 forward stock split. This forward split was effective July 7, 2009. The Company provided in such Form 8-K that, commensurate with this forward stock split, the Company's authorized share capital was increased from 200,000,000 shares of common stock to 400,000,000 shares of common stock. Please advise if the Commission would recommend that the Company amend such Form 8-K to provide disclosure under Item 5.03 as well.

            We confirm that the Company has now revised its proposed Form 10-K/A2 to include the above-referenced Certificates of Change as exhibits thereto, and we hope and trust that this is now all clear and satisfactory in this regard.

Commission Comment:

4.         We note that you have given the aggregate market value of the voting and non-voting common equity held by non-affiliates as of August 31, 2009. Please revise to give this amount for the prior year.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised its proposed Form 10-K/A2 to provide the aggregate market value of the voting and non-voting common equity held by non-affiliates as of August 31, 2008, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Results of Operations, Page 40

5.         We note the revisions you have made in response to our prior comment 5. We also note that you have left a blank for the number of additional stock options granted during the period. Please complete your disclosure.

Company Response:

            We confirm, on behalf of the Company, that the Company has revised its proposed Form 10-K/A2 to fill in the blank for the number of additional stock options granted during the period, which is 4,000,000, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Note 2 - Summary of Significant Accounting Policies, Page 50

6.         We have considered your response to our prior comment number 9 in our letter of January 29, 2010. Please address the following additional questions with regard to the ceiling test prepared as of August 31, 2009 in your response.

  Explain why the carrying value of your proved properties used for the ceiling test of $2.0 million is less than the carrying value of proved properties recorded in your financial statements of $3.3 million.

  Please tell us the price that you used to calculate your future net revenues.

  Explain how you calculated the present value of estimated future net revenues. In this respect, based on your proved reserves as of August 31, 2009, current Henry Hub gas prices as of August 31, 2009 and estimated future development costs of $40 million that you have disclosed in your ceiling calculation, it appears that the present value of estimated future net revenues would be significantly lower than the $27 million that you have provided in your response.

Company Response:

            We confirm, on behalf of the Company, that the ceiling test for August 31, 2009 has been revised to exclude proven undeveloped reserves which had not been formally determined at the time and to include proven reserves for the Dehan well which came on production in the second quarter of fiscal 2010. The net present value of proven reserves has been revised to $3,346,185 at August 31, 2009.

            We confirm, on behalf of the Company, the price used to calculate the Company's future net revenues was $3.55 per mcf.

            We confirm, on behalf of the Company, that the August 31, 2009 ceiling test has been revised to exclude proven undeveloped reserves as these had not yet been formally determined at the time of the report. The Company has decided a more conservative approach would be to value only the proven reserves for purposes of the ceiling test.

            The revised ceiling tests for the respective periods are as follows:

and we hope and trust that this is all now clear and satisfactory in this regard.

Commission Comment:

Note 6 - Stock Option Plan, Page 56

7.         We have considered your response to our prior comment number 11. Please disclose the method used to estimate your expected volatility in this footnote. Refer to Statement of Financial Accounting Standards 123(R), paragraph A240(e)(2)(b).

Company Response:

            We confirm, on behalf of the Company, that expected volatility is based on historical volatility of the Company's common stock and other factors (i.e., OTC traded company with less trading liquidity). A volatility factor of 260% was utilized previously based on these factors and review of similar companies in a start-up stage. For consistency purposes, management decided not to adjust the 260% volatility for the February 28, 2009 financials. As such, we confirm that the Company has now provided the following disclosure in Note 6 of its proposed Form 10-K/A2:

"For the Black Sholes option pricing model, the expected volatility factor is based on historical volatility of the Company's common stock and other factors (i.e., OTC traded company with less trading liquidity). A volatility factor of 260% was utilized previously based on these factors and review of similar companies in a start-up stage. For consistency purposes, management decided not to adjust the 260% volatility for the February 28, 2009 financials.";

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Management's Annual Report on Internal Control Over Financial Reporting, Page 66

8.         We have considered your response to our prior comment number 6 in our letter of January 29, 2010. The disclosures in your amended filing appear to address only management's conclusion as to the effectiveness of disclosure controls and procedures. In an amended filing, provide management's conclusion as to the effectiveness of internal controls over financial reporting as of the end of your most recent fiscal year. Refer to Regulation S-K Item 308(a)(3).

Company Response:

            We confirm, on behalf of the Company, that the Company has now revised its proposed Form 10-K/A2 to provide management's conclusion as to the effectiveness of internal controls over financial reporting as of the end of the Company's fiscal year ended February 28, 2009, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

9.         We note that you have provided an amendment to your Form 10-K/A and still conclude that your disclosure controls and procedures are effective, but you have not explained how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Since management failed to provide its report on internal control over financial reporting, it does not appear your disclosure controls and procedures were effective as of February 28, 2009. Therefore, please further amend your Form 10-K as of February 28, 2009 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that disclosure controls and procedures were not effective as of the end of the fiscal year, or provide your analysis which supports your position that your disclosure controls and procedures were effective.

Company Response:

            We confirm, on behalf of the Company, that the Company has now revised its proposed Form 10-K/A2 to disclose management's conclusion that the Company's disclosure controls and procedures were not effective as of the end of the Company's fiscal year ended February 28, 2009, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

10.       You state that "management's report was subject to attestation by our registered public accounting firm pursuant to the temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K". Please revise or remove this disclosure in light of the fact that you are an Accelerated Filer and have filed an attestation report regarding internal control over financial reporting.

Company Response:

            We confirm, on behalf of the Company, that the Company has now revised its proposed Form 10-K/A2 to remove this disclosure given that the Company is an accelerated filer and has filed an attestation report regarding internal control over financial reporting, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Additional Corporate Governance Policies, Page 67

11.       We note your response to prior comment 13. We still cannot find the "Corporate Governance Documents" on your website where indicated, and we do not see where the Code of Ethics was included as an exhibit. Please make these documents available as indicated in your response.

Company Response:

            We confirm, on behalf of the Company, that the Company's corporate governance policies were updated and ratified by the Company's Board of Directors on May 19, 2010. We confirm that this material has been posted on the Company's website (www.mainlandresources.com), and to access the material on the website, click on the Investor tab and scroll down to Corporate Governance. In addition, we confirm that the Company will file a copy of its Code of Conduct as an exhibit to its proposed Form 10-K/A2 when filed, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Exhibits 31.1 and 31.2

12.       We note that in your certifications filed as exhibits 31.1 and 31.2, your Chief Executive Officer and Chief Financial Officer have included their titles in the first line of the certification. In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual's title at the beginning of the certifications.

Company Response:

            We confirm, on behalf of the Company, that in future filings (including the proposed Form 10-K/A2), the certifications by the Company's Principal Executive Officer and Principal Financial Officer will be revised so as not to include the certifying individual's title at the beginning of the certifications, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Form 10-Q for the Period Ended November 30, 2009

Exhibits 31.1 and 31.2

13.       We have considered your response to our prior comment 20. We note that in the certifications in this filing are not titled "Certifications" and refer to the "small business issuer", and not the "registrant". In future filings, please provide certifications worded exactly as required by Regulation S-K Item 601(b)(31).

Company Response:

            We confirm, on behalf of the Company, that in future filings, the Company will provide certifications worded exactly as required by Regulation S-K Item 601(b)(31), and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Engineering Comments

Form 10-K/A for the Fiscal Year Ended February 28, 2009

Griffiths 11-#1 Well, Page 9

14.       As previously stated, it is not appropriate to disclose a range of recoverable reserves for your drilling projects. The term "recoverable reserves" is not defined in any SEC rule or guidance. You should only disclose reserves that meet the definition of proved reserves as found in Rule 4-10 of Regulation S-X in SEC filings. In addition, this range is not consistent with the proved reserves disclosed on page 12. Please revise your document to only disclose a single estimate of proved reserves to be recovered from the Griffiths 11-#1 well.

Company Response:

            We confirm, on behalf of the Company, that the Company has now revised its disclosure to delete the following language: "We believe that the recoverable reserves for the Griffith 11-#1 well may ultimately be from 7.5 BCF to 15.81 BCF. The 15.81 BCF rate was determined by a reserve report prepared by T.W. McQuire & Associates, Inc. The ultimate recovery was determined by using a type curve that uses 80% decline for the first year followed by a 30% decline for the second year, 15% decline for the third year, and a 10% decline over the remaining expected life of the well.", and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Note 4 - Oil and Gas Properties, Page 55

15.       As you now report proved reserves you must comply with the disclosure requirements of ASC Topic 932-235-50. Therefore, you are required to disclose the following as supplementary information, but not as part of the financial statements:

  Proved oil and gas reserve quantities, including a reserve reconciliation table from one reporting period to the next as shown in ASC Topic 932-235-50-5 (see ASC Topic 932-235-55-2 for an illustrative example of this disclosure);

  Capitalized costs related to oil and gas producing activities;

  Costs incurred in oil and gas property acquisition, exploration and development activities;

  Results of operations for oil and gas producing activities;

  A standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities.

Company Response:

            We confirm, on behalf of the Company, that the requested and required unaudited Supplementary Information has now been added as Note 10 to the proposed Form 10-K/A2, and we hope and trust that this is now clear and satisfactory in this regard.

            On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 10-K/A2 are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for LANG MICHENER LLP

*Law Corporation

Enclosures

cc:         Mainland Resources, Inc.

cc:         De Joya Griffith & Company, LLC